FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              6 November, 2002


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Option to Sell Mining Asset


                           VIROTEC INTERNATIONAL LTD


6 November 2002



                         OPTION TO SELL MINING INTEREST



Virotec International Ltd (ASX/AIM: VTI) has reached agreement with Kanowna Lights Limited (ASX: KLS) regarding an option to acquire Virotec's Mt Carrington Gold/ Silver project located at Drake in New South Wales, Australia.



The agreement is subject to several conditions. In the event that KLS exercises the option to acquire the project (which expires on 15 March 2004), Virotec will be issued with securities equivalent to 19.9% of KLS's shares and options on issue following the acquisition.



The signing of this agreement is consistent with Virotec's stated intention to reduce its direct interest in its mining assets, as the activities no longer fit within its core business, by way of joint venture arrangements or sale and retention of an indirect interest in the assets. Virotec is also in the process of reducing its interests in mining leases in the Mt Garnet, Leichhardt Creek and Gowrie Creek areas in North Queensland by sale and/or relinquishment.



The detailed announcement (without attachments) released by KLS follows. For further information please contact Angus Craig, Company Secretary on +617 5530 8014.









Angus Craig

Company Secretary

Virotec International Ltd





                           VIROTEC INTERNATIONAL LTD

                               ABN 81 004 801 398

                       PO Box 188 Sanctuary Cove QLD 4212

                                   Australia

                                www.virotec.com











Kanowna Lights
l i m i t e d
A C N 062 409 303





                      MOUNT CARRINGTON GOLD/SILVER PROJECT





Kanowna Lights Limited ("KLS") advises that it has entered into an agreement ("Agreement") with Virotec International Limited ("Virotec") whereby it has the option to acquire Virotec's 100% owned Mt Carrington Gold/Silver Project ("Mt Carrington" or "The Project").



Virotec has defined inferred precious metal resources containing approximately 280,000 ounces of gold and 10.3 million ounces of silver at Mt Carrington, within a major epithermal style zone of polymetallic mineralisation. The Agreement has been negotiated to provide for early development of the structurally controlled higher-grade zones within the resource base, which may ultimately provide the model for further regional exploration.



Under the terms of the Agreement, KLS will manage and solely fund a staged feasibility study. At the completion of the feasibility study KLS may exercise its option to acquire 100% of Mt Carrington by issuing to Virotec ordinary fully paid shares equivalent to 19.9% of the issued capital of KLS with an equivalent number of options.



The key points of the Agreement are:



 1. Staged feasibility study to be completed before 15 March 2004, with the right of withdrawal at any stage;
 2. Feasibility study objective is to demonstrate viability of a minimum 200,000 ounce gold equivalent project over a 5 year mine life; and
 3. KLS must raise approximately $1.0 million or demonstrate the financial capacity to fund the feasibility study.

The Project

The Project area occupies 22 mining tenements (renewal approval pending) covering the major known gold/silver/base metal deposits of the Drake Mineral Field (see Table 1 & Map 1). These deposits have a history of exploration and mining since 1886 when high-grade gold, silver and copper veins were first discovered. Until 1980 mining was restricted to relatively small-scale, high-grade operations.



Since 1960 several phases of exploration by larger companies have primarily targeted bulk tonnage open pittable deposits to a maximum depth of 100 metres, including a major silver exploration program and feasibility study during 1976-1984 by Aberfoyle, and the development of a short-lived 400,000 TPA open cut gold operation in 1988 by Mt Carrington Mines Ltd (MCM). Both Aberfoyle and MCM resource calculations were based on stratigraphic and structural interpretations derived largely from vertical drilling and surface mapping. Very few angled holes were drilled prior to 1990.



Subsequent exploration by CRAE during 1990-94 led to a significant reinterpretation of the Mt Carrington stratigraphy with the recognition of numerous intrusive units previously mapped as volcanic/sedimentary rocks. This work has helped define structural controls over mineralisation not previously considered by either Aberfoyle or Mt Carrington Mines.

It is now believed that gold/silver mineralisation at Mt Carrington is concentrated in structurally controlled high-grade vertical to sub-vertical shoots within favourable stratigraphic units, and earlier predominantly vertical drilling was ineffective in exploring for these high-grade zones.



The recent work by Virotec in compiling and interpreting the extensive project database indicates that there is potential for Mt Carrington to host economic high-grade gold/silver deposits within a major polymetallic epithermal zone of mineralisation. It also reviews earlier geological interpretation, resource assessment and metallurgical and environmental considerations.



Past production records are incomplete but it is estimated that total production to date is gold 1,026kg and silver 32,100kg. No historical base metal production records have been sighted. A summary of the exploration and mining history is presented in Table 2.

Project Resources

Virotec have defined separate inferred resources for gold and silver for the Mt Carrington Project. The gold resource has been defined from 5 deposits and totals 3.6Mt @ 2.44 g/t for 280,000 oz's. The silver resource is defined from a further 4 deposits and totals 1.8Mt @ 178 g/t Ag for 10.3M oz's. No cut-off grades have been applied to the inferred resource calculation.

Project Database

The Agreement requires Virotec to provide access to the comprehensive geological database, which will be fully transferred to KLS upon acquisition of Mt Carrington.

Project Infrastructure

Mt Carrington is located near the town of Drake approximately 270 km south west of Brisbane and 45 km east of Tenterfield, on the Bruxner Highway in northern New South Wales.



The Project is accessible from Brisbane and Grafton via bitumen road. Due to previous mining operations significant infrastructure is in place including roads, power supply, communications, administration, accommodation and storage facilities, fresh water and tailings dams.

Environmental Considerations

Virotec has expended some $700,000 in environmental cleanup at the Project. This work included treating the high acid content tailings dam with the BauxsolTM technology and other activities.



Presently the majority of tenements at Mt Carrington are in the process of renewal (Table 1). In accordance with the NSW Mining Act, Virotec has lodged a draft Mining Operations Plan, and the Agreement specifically requires a review of the tenements in Stage One.

Virotec International Limited

Virotec is at the cutting edge of environmental geochemistry and engineering.



Whilst Virotec is based in Queensland, it has extended its technologies and now provides a range of products and services in Australia, New Zealand, Europe, North America and Asia.



Proposed Transaction

The Agreement establishes a three-stage process for KLS to acquire 100% of the Mt Carrington Project from Virotec.

-         Stage One (Expiring 15 March 2003)

KLS will initially undertake various due diligence procedures, including a review of the database, the status of the tenements (including an environmental review), and determination of the scope of the proposed feasibility study.



      Also during Stage One KLS will;

      o        Obtain any required shareholder approvals

      o Seek to raise approximately $1.0 million or demonstrate financial capacity to fund the feasibility study.

-         Stage Two (Expiring 15 March 2004)

Stage Two requires the completion of a feasibility study which will have an objective of demonstrating the viability of a 200,000 ounce gold equivalent project over a 5 year mine life.



KLS will have the right to withdraw at any time should it form the opinion that it is not feasible to raise the funds to develop and establish a mine at the Project.

-         Stage Three

On completion of the feasibility study (scheduled for 15 March 2004) KLS may exercise its option to acquire 100% of the Mt Carrington Project by issuing to Virotec ordinary fully paid shares equivalent to 19.9% of the issued capital of KLS, with an equivalent number of options. The issue of shares and options will be subject to shareholder approval.



The options will have an exercise price of 20 cents, will be exercisable within two years of settlement and must comply with the ASX Listing Rules.



The Company will make an application to the ASX for a waiver of Listing Rule
6.18.

Capital Raising

To fund the Agreement and working capital requirements KLS intends to raise approximately $1,000,000. Further details of which will be announced in due course.



Further information may be obtained by contacting either Messrs John Barr or Neil Biddle at the Company's offices'.



Yours faithfully

KANOWNA LIGHTS LIMITED









Thomas B Bannerman

Chairman



6 November 2002





So far as it relates to ore and mineralisation this report is based on information compiled by Mr Neil Biddle a member of the Australasian Institute of Mining and Metallurgy who has had more than five years experience in the field of activity being reported on. This report accurately reflects the information compiled by that member.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     6 November, 2002